November 19, 2007
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation Revised Preliminary Proxy Statement on Schedule 14A File No. 1-09900 Filed April 30, 2007
Ladies and Gentlemen:
     On behalf of Arizona Land Income Corporation (the “Company”) enclosed please find the amended Preliminary Proxy Statement on Schedule 14A. The amended Preliminary Proxy Statement has been filed effective November 19, 2007 in response to all comments of the Staff contained in a letter dated May 9, 2007 as well as subsequent communications with the Staff. The amended filing also takes into account changes in the structure of the transaction which have been agreed between the Company and POP Venture, LLC (“POP Venture”).
     For your convenience we have enclosed a clean copy and a marked version of the amended Preliminary Proxy Statement. The marked version indicates the revisions made to the Preliminary Proxy Statement as filed on April 30, 2007.
     Set forth below are the comments of the Staff (in italics) contained in the Staff’s letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the marked copy of the Preliminary Proxy Statement included with this letter.
Reasons for the Transactions, page 14
1.	We note your disclosure identifying three negative factors that the board considered in connection with the proposed Transactions. Please revise, if appropriate, to disclose the other material negative factors considered, including, if appropriate, the fact that pro forma loss from continuing operations is $16.4 million, pro forma net loss is $15.4 million, pro forma book value per share reflects a significant decrease, quantifying the decrease, and that you will be prohibited from disposing of or refinancing the Contributed Properties for ten years.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
November 19, 2007

In response to the Staff’s comment, we have revised the Preliminary Proxy Statement by adding the following bullet points in the subsection entitled “Reasons for the Transactions” on page 14:
•	The prohibition on disposing of or refinancing the Contributed Properties under certain circumstances for ten years after the Transactions are consummated

•	The immediate and substantial dilution that would be suffered by our shareholders upon consummation of the Transactions.
We do not believe that references to pro forma financial information would be accurate and note that the pro forma information was prepared after the board of directors approved the Master Formation and Contribution Agreement and the Transactions.
What is the Company Contributing in the Transaction?, page iii
2.	We note your response to three. It appears that for purposes of estimating the liquidation value, you use the book value of your remaining real estate asset. Please advise us why you believe this is an appropriate method for estimating liquidation. Please address the fact that you had entered into a contract with a third party for almost three times the book value amount.
In response to your comment, we have revised the Preliminary Proxy Statement on page iii to include an estimated liquidation value per share that reflects an estimated premium to book value for the sale of the remaining real estate asset that is approximately equal to the amount of the premium for which we had previously entered into a contract. We have also noted that such a premium is not assured since the referenced contract has been terminated.
Financial Statements
General
3.	Continue to monitor the updating requirements for the financial information in your filing, the un-audited pro forma financial statements and the financial statements in accordance with Rule 3-12 of Regulation S-X.
In the amended Preliminary Proxy Statement filed herewith, we have provided updated historical and pro forma financial statements for the Company, the accounting acquirer and the other businesses deemed acquired through the period ended September 30, 2007.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
November 19, 2007

Shidler Predecessor — Historical Financial Statements
Note 2 — Summary of Significant Accounting Policies
Real Estate Properties
Acquisitions
4.	Based on your response to comment 51, we note that you are not considering renewal options in your below market lease because you have considered it unlikely that the tenant will exercise its option to extend lease. Please clarify if upon renewal the lease goes to market rates. To the extent that this lease will continue to be at below market rates upon renewal, it would appear that renewal options should be factored into your amortization periods.
The net book value of the below market theater lease was estimated to be $2,399,103 when the property known as Waterfront was acquired in July 2004. The renewal options for this lease allow the tenant to renew on the same terms that they are currently paying. However, due to the depressed nature of the theater industry in general, this specific operator’s declining revenues over the past few years, and the significant restrictions on the tenant’s ability to assign or sublease the space or change its use, we considered it highly unlikely that the renewal options would be exercised. Accordingly, we did not consider the renewal options when the value of this lease was estimated.

The lease limits the tenant’s ability to assign or sublease this space to anyone other than a movie theater operator. The lease also restricts the use of the space to that of a movie theater. The physical nature of this space is considered too small and does not have adequate ceiling heights to accommodate “stadium” seating that theater operators currently expect. Based on discussions with other theater operators, we believe that it is highly unlikely that another theater operator would want to take over a theater operation at this location. We have also learned that within the next few years, the movie industry is expected to convert from 35mm film to digital medium. This conversion will require an investment of hundreds of thousands of dollars into new projection equipment by this tenant. We believe that it is unlikely that the tenant will be willing to make this investment in light of its declining revenues.

On October 29, 2007, a definitive agreement was entered into to terminate this lease for $2,450,000 on or before October 29, 2008. We believe the tenant’s willingness to enter into the termination agreement for an amount that approximates the below market value over the remaining term of their lease, without considering the renewal options, validates our original valuation assumption.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
November 19, 2007

Unaudited Pro Forma Consolidated Financial Statements
Introduction, pages 211-213
5.	We have read your response to comment 52. Please expand your disclosures to include a discussion of the significant factors utilized when determining the agreed upon fair value, similar to your supplemental response to us.

In response to your comment, we have revised the Preliminary Proxy Statement by adding the following statement in the section entitled “Pacific Office Properties Trust, Inc. Introduction to Unaudited Pro Forma Consolidated Financial Statements” on page 245:

“In arriving at the agreed upon fair value, POP Venture, LLC and AZL considered standard value indicators including the income capitalization approach, discounted cash flow approach and sales comparable approach. In addition, the agreed upon fair value amounts are consistent with the valuations used by the institutional lenders providing the secured indebtedness associated with the properties.”
6.	We have read your response to comment 53 and it remains unclear how your calculation of fair value of the common stock issued in the transaction complies with SFAS 141 and EITF 99-12. Please revise accordingly.
1.	Pacific Office Contributor will receive 13,576,165 common units in the REIT’s operating partnership (common units are exchangeable into the common stock of the Company on a one for one basis and are entitled to cash distributions that are identical to any common dividends).

2.	SFAS 141 provides that the quoted market price, for a reasonable period before and after the acquisition announcement date, shall be considered in determining the fair value of the security issued.

3.	EITF 99-12 provides that securities issued to effect a business combination accounted for using the purchase method should be valued based on the market prices a few days before and a few days after the measurement date (i.e. the earliest date, from the date the terms of the acquisition are agreed to and announced and the number of shares to be issued is fixed).

4.	The Company’s common stock price two days prior and two days after the agreed terms and related acquisition announcement is summarized below:

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
November 19, 2007

Date	Closing Price

10/02/06	$3.83
10/03/06	$3.76
10/04/06	$6.30
10/05/06	$6.50

Average	$5.10

The estimated fair value of the common unit consideration equals $69,238,441 (13,576,165 common units @ $5.10 per unit).

The Preliminary Proxy Statement and the pro forma financial information included therein have been revised accordingly.
7.	We are still considering your supplemental responses to address our previously issued comment 56. Upon final consideration of your accounting treatment, we may have further comment and/or request additional financial statement disclosures.
We note that as of the date of this correspondence, the SEC Accounting Staff has raised no objections to our supplemental response to comment 56.
8.	We note that you believe Stirr N. Central, LLC is the accounting acquirer, yet it does not appear that you have included separate financial statements for this entity. Please advise.
Consistent with discussions with the Staff, the transactions contemplated in the amended Preliminary Proxy Statement have been modified to address the accounting acquirer concern. The financial statements of the resulting accounting acquirer, Waterfront, are presented separately in the amended Preliminary Proxy Statement filed herewith.
9.	We note the note receivable held by AZL was sold in 2007 to a related party. Please advise us whether there are any provisions as part of the sale that would cause you to be contingently liable if the note is not collected in full.
There are no provisions as part of the sale that would cause us to be contingently liable if the note is not collected in full.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
November 19, 2007

     A statement from the Company acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter. Additionally, enclosed are the revised pages to the Preliminary Proxy Statement identifying all revisions and conforming changes throughout the document made in response to the Staff’s comments.
     We kindly request an expedited review of this submission in order to facilitate a timely mailing of the Proxy Statement. Upon the Staff’s approval, we anticipate mailing the definitive Proxy Statement on December 12, 2007 and holding our annual meeting on January 14, 2008. Please do not hesitate to call the undersigned at (602) 528-4801. You may also contact POP Venture’s counsel, William Turner at (312) 629-7337 and Anis Ha at (312) 984-3127. Please do not hesitate to contact us if you have any further questions or if we can be of further assistance.

Very truly yours, SQUIRE, SANDERS & DEMPSEY L.L.P.

Joseph P. Richardson

Enclosures

Arizona Land Income Corporation
2999 N. 44th Street, Suite 100
Phoenix, Arizona 85018
(602) 952-6800
November 19, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation Preliminary Proxy Statement File No. 1-09900 Filed April 30, 2007
Ladies and Gentlemen:
     In accordance with the comments of the staff contained in a letter, dated May 9, 2007, relating to the above-referenced filing (the “Filing”), the undersigned officer of Arizona Land Income Corporation (the “Company”), on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, Arizona Land Income Corporation
By:	/s/ Thomas R. Hislop
Name:	Thomas R. Hislop
Title:	Chairman and Chief Executive Officer